June 17, 2025

Ivy Zhen
Chief Financial Officer
MicroCloud Hologram Inc.
Room 302, Building A, Zhong Ke Na Neng Building,
Yue Xing Sixth Road, Nanshan District,
Shenzhen, People's Republic of China 518000

       Re: MicroCloud Hologram Inc.
           Form 20-F for the fiscal year ended December 31, 2024
           Response dated June 16, 2025
           File No. 001-40519
Dear Ivy Zhen:

       We have reviewed your June 16, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 9,
2025 letter.

Form 20-F for the fiscal year ended December 31, 2024
General

1. We note from your response to prior comment 2, Lucky Monkey and Tiger Initiatives executed their Convertible Note Agreements on August 12, 2024 and converted such
       Notes on February 14, 2025. Please tell us the amount of the Notes issued to each party. Also, tell us how such Notes are reflected in the December 31, 2024 balance sheet and where you include a discussion of such Notes in the financial statement footnotes.
 June 17, 2025
Page 2

        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology